Exhibit 3 RESULTS 3Q20 O c t o b e r 2 8 , 2 0 2 0Exhibit 3 RESULTS 3Q20 O c t o b e r 2 8 , 2 0 2 0

||Forward looking information This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential” “target,” “strategy, and “intend” or other similar words. These forward-looking statements reflect CEMEX Latam Holdings, S.A.’s ( CLH ) current expectations and projection s about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events, as well as CLH´s current plants based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CLH’s exposure to other sectors that impact CLH’s business, such as, but not limited to, the energy sector; competition in the markets in which we offer our products and services;; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which CLH operates or that affects its operations and any significant economic, health, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CLH’s ability to satisfy its debt obligations and CEMEX, S.A.B. de C.V.’s (“CEMEX”) ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on CLH’s and CEMEX’s cost of capital; lost of reputation of our brands; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CLH’s cost-reduction initiatives and implement CLH’s pricing initiatives for CLH’s products; the increasing reliance on information technology infrastructure for CLH’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber- attacks; weather conditions; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; weather conditions; trade barriers; including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CLH’s business. The information contained in these presentations is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH’s prices for CLH’s 2 products.||Forward looking information This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential” “target,” “strategy, and “intend” or other similar words. These forward-looking statements reflect CEMEX Latam Holdings, S.A.’s ( CLH ) current expectations and projection s about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events, as well as CLH´s current plants based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CLH’s exposure to other sectors that impact CLH’s business, such as, but not limited to, the energy sector; competition in the markets in which we offer our products and services;; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which CLH operates or that affects its operations and any significant economic, health, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CLH’s ability to satisfy its debt obligations and CEMEX, S.A.B. de C.V.’s (“CEMEX”) ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on CLH’s and CEMEX’s cost of capital; lost of reputation of our brands; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CLH’s cost-reduction initiatives and implement CLH’s pricing initiatives for CLH’s products; the increasing reliance on information technology infrastructure for CLH’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber- attacks; weather conditions; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; weather conditions; trade barriers; including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CLH’s business. The information contained in these presentations is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH’s prices for CLH’s 2 products.

||Key messages 3Q20 ✓ Relatively normal operations during the quarter in Colombia, Guatemala, Nicaragua and El Salvador, while restrictions impacted in Panama and to a lesser degree in Costa Rica ✓ Quarterly EBITDA up 19% on a like-to-like basis; EBITDA margin up 5.5pp reaching the highest level since 4Q17 ✓ Our cost savings program reached US$39 million YTD September, expect to reach a total of US$46 million during 2020 ✓ Our alternative fuel substitution rate reached 23% vs. 14% in 3Q19 ✓ Reduced net debt by US$48 million and our leverage ratio by 0.4x to 3.7x, from June to September ✓ Net loss of US$109 million during the quarter, due to a non-cash impairment of goodwill and idle assets ✓ The programs to support our customers, such as our safety protocols, CEMEX Go and “CEMEX Te Acompaña”, continue to pay off as our Net-Promoter-Score reached 66 points during the quarter, 9 points higher on a year-over-year basis 3||Key messages 3Q20 ✓ Relatively normal operations during the quarter in Colombia, Guatemala, Nicaragua and El Salvador, while restrictions impacted in Panama and to a lesser degree in Costa Rica ✓ Quarterly EBITDA up 19% on a like-to-like basis; EBITDA margin up 5.5pp reaching the highest level since 4Q17 ✓ Our cost savings program reached US$39 million YTD September, expect to reach a total of US$46 million during 2020 ✓ Our alternative fuel substitution rate reached 23% vs. 14% in 3Q19 ✓ Reduced net debt by US$48 million and our leverage ratio by 0.4x to 3.7x, from June to September ✓ Net loss of US$109 million during the quarter, due to a non-cash impairment of goodwill and idle assets ✓ The programs to support our customers, such as our safety protocols, CEMEX Go and “CEMEX Te Acompaña”, continue to pay off as our Net-Promoter-Score reached 66 points during the quarter, 9 points higher on a year-over-year basis 3

|| **Financial Results** Summary

CEMEX | LatAm Holdings

Net Sales
(US$M)



-18% LtL
-24%
-8% LtL
-15%
752
571
245
209
9M19
9M20
3Q19
3Q20

Operating EBITDA
(US$M)



-9% LtL
-14%
19% LtL
10%
146
126
46
51
9M19
9M20
3Q19
3Q20

Margin EBITDA
(%)



2.6pp
5.5pp
19.4%
22.0%
18.7%
24.2%
9M19
9M20
3Q19
3Q20

4

|| Consolidated Volumes and Prices

		9M20 vs. 9M19	3Q20 vs. 3Q19	3Q20 vs. 2Q20
Domestic gray cement	Volume	-17%	-7%	41%
	Price (USD)	-4%	-4%	-5%
	Price (LtL1)	3%	3%	-4%
Ready-mix concrete	Volume	-36%	-23%	97%
	Price (USD)	-12%	-13%	-4%
	Price (LtL1)	-2%	-5%	-5%
Aggregates	Volume	-45%	-35%	88%
	Price (USD)	-4%	-8%	3%
	Price (LtL1)	6%	2%	2%

Our cement volumes during 3Q20 declined by 7% YoY and improved by 41% QoQ; the improvement QoQ was mainly driven by Colombia

Quarterly cement prices up 3% YoY, while down 4% QoQ, on a like-to-like basis. Although QoQ prices improved in Colombia, Costa Rica and Nicaragua, the decline is due to a higher share of volumes from Colombia, which has the lowest cement prices in the portfolio

(1) Like-to-like adjusted for foreign-exchange fluctuations

5

||EBITDA Variation 9M20 -9% -14% 146 -70 7 25 30 -5 133 -8 126 EBITDA Vol Price Operating Dist SG&A EBITDA FX EBITDA 9M19 Costs 9M20 9M20 LtL 1 19.4% 22.0% +2.6pp EBITDA EBITDA Margin 9M19 Margin 9M20 6 (1) Like-to-like adjusted for foreign-exchange fluctuations||EBITDA Variation 9M20 -9% -14% 146 -70 7 25 30 -5 133 -8 126 EBITDA Vol Price Operating Dist SG&A EBITDA FX EBITDA 9M19 Costs 9M20 9M20 LtL 1 19.4% 22.0% +2.6pp EBITDA EBITDA Margin 9M19 Margin 9M20 6 (1) Like-to-like adjusted for foreign-exchange fluctuations

REGIONAL HIGHLIGHTS 3 Q 2 0 R e s u l t sREGIONAL HIGHLIGHTS 3 Q 2 0 R e s u l t s

Results Highlights ColombiaResults Highlights Colombia

|| Colombia – Results Highlights

CEMEX LatAm Holdings

Financial Summary US$ Million

	9M20	Var %	Var % LtL[1]	3Q20	Var %	Var % LtL[1]
Net Sales	284	-25%	-14%	115	-9%	1%
Op. EBITDA	57	-4%	8%	28	42%	59%
as % net sales	19.9%	4.2pp		24.6%	8.9pp	

Volume

	9M20 vs. 9M19	3Q20 vs. 3Q19	3Q20 vs. 2Q20
Cement	-20%	-6%	66%
Ready-mix	-30%	-12%	118%
Aggregates	-33%	-13%	128%

Price (Local Currency)

	9M20 vs. 9M19	3Q20 vs. 3Q19	3Q20 vs. 2Q20
Cement	9%	8%	2%
Ready-mix	3%	2%	-1%
Aggregates	0%	-5%	-4%

Industry cement volumes reached nearly 2019 levels in 3Q20. Our cement volumes up 66% QoQ and down 6% YoY, reflecting a new competitor and an impact from our price increase

Our quarterly cement prices were the highest since 2016; up 2% QoQ and 8% YoY. Implemented a price increase in July. Industry prices are at historically low levels in U.S. dollars

EBITDA during the quarter improved 59% on a like-to-like basis, driven by increased prices, our cost management efforts and lower maintenance costs

(1) Like-to-like adjusted for foreign-exchange fluctuations

9

|| **Colombia** – Infrastructure Sector



CEMEX LATAM HOLDINGS

4G projects continued at good pace. YTD September, we have delivered—in cement and/or ready-mix—the equivalent of more than 420,000 ready-mix m^3

In Bogotá, already awarded projects should start soon, such as 3 hospitals, extensions of the "Transmilenio" BRT system and a water-treatment plant. The Metro and "Regiotram" should start cement consumption in 4Q21

For 2021, the investment budget for transportation is 36% higher YoY. Also, cement consumption from 4G projects should peak and some projects of the 5G program could start

10

|| Colombia –Housing and Industrial & Commercial Sectors Cement demand from the self- construction sector recovered in June and this trend continued during 3Q20 Housing sales recovered in 3Q20 increasing 2.8% YoY, according to CAMACOL, however, housing starts were down in the mid-teens In the industrial-and-commercial sector, trends such as telework, restricted travel and online shopping could reduce cement demand. However, it is encouraging that the industrial and commercial confidence indexes reached near pre-pandemic levels in September 11|| Colombia –Housing and Industrial & Commercial Sectors Cement demand from the self- construction sector recovered in June and this trend continued during 3Q20 Housing sales recovered in 3Q20 increasing 2.8% YoY, according to CAMACOL, however, housing starts were down in the mid-teens In the industrial-and-commercial sector, trends such as telework, restricted travel and online shopping could reduce cement demand. However, it is encouraging that the industrial and commercial confidence indexes reached near pre-pandemic levels in September 11

Results Highlights PanamaResults Highlights Panama

|| Panama – Results Highlights

Financial Summary US$ Million

	9M20	Var %	Var % LtL[1]	3Q20	Var %	Var % LtL[1]
Net Sales	58	-60%	-60%	16	-64%	-64%
Op. EBITDA	8	-78%	-78%	1	-89%	-89%
as % net sales	14.6%	(12.2pp)		9.0%	(21.7pp)	

Volume

	9M20 vs. 9M19	3Q20 vs. 3Q19	3Q20 vs. 2Q20
Cement	-60%	-63%	187%
Ready-mix	-74%	-87%	1702%
Aggregates	-69%	-82%	373%

Price

	9M20 vs. 9M19	3Q20 vs. 3Q19	3Q20 vs. 2Q20
Cement	-6%	-5%	-1%
Ready-mix	-6%	-1%	-15%
Aggregates	-8%	-19%	-6%

COVID-19 restrictions on formal construction activity eased in mid-September; our cement volumes were impacted by these measures and a new competitor

Despite the government permitting certain infrastructure projects to restart in June, we observed low levels of activity in this sector during 3Q20

Our EBITDA was positive US$1 million during the quarter supported by strict cost-containment measures, despite the extraordinary low level of sales and a US$1.3 million kiln maintenance expense

(1) Like-to-like adjusted for foreign-exchange fluctuations

13

|| Panama – Highlights Going forward, the lifting of COVID-19 restrictions should support cement consumption compared with the low levels of 2Q20 and 3Q20; however, visibility remains low Among the projects that should provide volume support in coming months are: City Gardens residential project, the “Panamamericana” highway extension, the Metro line 2 extension, the “Gamboa” water treatment plant and the “Via Transistmica” highway 14|| Panama – Highlights Going forward, the lifting of COVID-19 restrictions should support cement consumption compared with the low levels of 2Q20 and 3Q20; however, visibility remains low Among the projects that should provide volume support in coming months are: City Gardens residential project, the “Panamamericana” highway extension, the Metro line 2 extension, the “Gamboa” water treatment plant and the “Via Transistmica” highway 14

Results Highlights Costa RicaResults Highlights Costa Rica

|| Costa Rica – Results Highlights

CEMEX | LATAM HOLDINGS

Financial Summary US$ Million

	9M20	Var %	Var % LtL[1]	3Q20	Var %	Var % LtL[1]
Net Sales	67	-17%	-18%	21	-15%	-12%
Op. EBITDA	22	-9%	-10%	7	49%	54%
as % net sales	32.4%	2.8pp		34.3%	14.7pp	

Volume

	9M20 vs. 9M19	3Q20 vs. 3Q19	3Q20 vs. 2Q20
Cement	-13%	-21%	-7%
Ready-mix	-21%	-17%	-8%
Aggregates	-70%	-79%	-57%

Price (Local Currency)

	9M20 vs. 9M19	3Q20 vs. 3Q19	3Q20 vs. 2Q20
Cement	-6%	-1%	2%
Ready-mix	-9%	-5%	-1%
Aggregates	102%	179%	72%

(1) Like-to-like adjusted for foreign-exchange fluctuations

Our cement volumes declined 21% during the quarter; COVID-19 restrictions in July for 9 days impacted industry cement volumes mainly in the metro area

Our quarterly prices in local-currency terms improved 2% QoQ; we implemented a ~4% price increase for bagged cement effective on June

EBITDA margin during the quarter up 14.7pp YoY; significant improvement driven by lower fixed and variable costs, despite lower sales. No kiln maintenances during 3Q20, while US$2.9M spent during 3Q19

16

|| Costa Rica –Highlights Visibility for cement demand remains limited because of the COVID-19 impact in the economy, as well as the social unrest triggered by potential government policies directed to weather the economic crisis In the infrastructure sector, ongoing projects as well as upcoming projects such as the “Taras-La Lima” overpass and the Limonal-Barranca highway, should support industry cement volumes in coming months 17|| Costa Rica –Highlights Visibility for cement demand remains limited because of the COVID-19 impact in the economy, as well as the social unrest triggered by potential government policies directed to weather the economic crisis In the infrastructure sector, ongoing projects as well as upcoming projects such as the “Taras-La Lima” overpass and the Limonal-Barranca highway, should support industry cement volumes in coming months 17

Results Highlights Rest of CLHResults Highlights Rest of CLH

|| Rest of CLH – Results Highlights

CEMEX | LATAM HOLDINGS

Financial Summary
US$ Million

	9M20	Var %	Var % LtL[1]	3Q20	Var %	Var % LtL[1]
Net Sales	174	6%	7%	60	18%	19%
Op. EBITDA	58	25%	27%	21	50%	52%
as % net sales	33.5%	5.2pp		34.5%	7.4pp	

Volume

	9M20 vs. 9M19	3Q20 vs. 3Q19	3Q20 vs. 2Q20
Cement	11%	25%	8%
Ready-mix	-17%	-30%	-15%
Aggregates	-38%	-54%	-3%

Price
(LtL[1])

	9M20 vs. 9M19	3Q20 vs. 3Q19	3Q20 vs. 2Q20
Cement	-2%	-2%	-1%
Ready-mix	2%	1%	1%
Aggregates	5%	-12%	-6%

Cement volumes improved by 25% during the quarter reaching the highest level since 3Q16; volumes up in all countries of Rest of CLH

Our quarterly cement prices on a sequential basis declined by 1%, mainly due to an unfavorable product and customer mix in Guatemala

EBITDA margin up 7.4pp during quarter driven by: lower clinker costs, increased volumes and lower corporate expenses in Guatemala; and, increased volumes and lower SG&A in Nicaragua, despite a US$1.4 million maintenance in 3Q20

(1) Like-to-like adjusted for foreign-exchange fluctuations

19

|| Guatemala – Highlights Our cement volumes improved during the quarter driven by the self- construction sector—a segment in which we have a higher relative presence—and by tighter controls in the northern border which restrained flows of illegal cement imports Remittances increased 10% from June to August YoY. We are cautiously optimistic in Guatemala’s economy and cement consumption 20|| Guatemala – Highlights Our cement volumes improved during the quarter driven by the self- construction sector—a segment in which we have a higher relative presence—and by tighter controls in the northern border which restrained flows of illegal cement imports Remittances increased 10% from June to August YoY. We are cautiously optimistic in Guatemala’s economy and cement consumption 20

|| Nicaragua –Highlights Our cement volumes increased during the quarter, driven by the self- construction sector, as well as by government-sponsored projects such as a hospital, highways, and a social- housing complex We are cautiously optimistic on Nicaragua’s cement consumption for coming months. However, social and political risk might increase as we get near the presidential elections in November 2021 21|| Nicaragua –Highlights Our cement volumes increased during the quarter, driven by the self- construction sector, as well as by government-sponsored projects such as a hospital, highways, and a social- housing complex We are cautiously optimistic on Nicaragua’s cement consumption for coming months. However, social and political risk might increase as we get near the presidential elections in November 2021 21

OTHER INFORMATION 3 Q 2 0 R e s u l t sOTHER INFORMATION 3 Q 2 0 R e s u l t s

|| Free Cash Flow generation

US$ Million	9M20	9M19	% var	3Q20	3Q19	% var
Operating EBITDA	**126**	**146**	**-14%**	**51**	**46**	**10%**
- Net financial expense	39	40		13	13	
- Maintenance Capex	10	30		6	13	
- Change in working cap	6	-9		-13	-4	
- Taxes paid	-2	35		2	12	
- Other cash items (net)	5	-1		3	2	
Free Cash Flow After Maintenance Capex	**68**	**52**	**31%**	**40**	**12**	**238%**
- Strategic Capex	2	1		1	0	
Free Cash Flow	**66**	**50**	**32%**	**39**	**12**	**228%**

Free cash flow reached US$39 million during the quarter vs. US$12 million during 3Q19; higher EBITDA, lower CAPEX and taxes, as well as a positive effect in working capital

CAPEX reduced to a minimum YTD; Working capital days during the quarter were negative 14 days

Received tax refunds in Colombia for ~US$3.7 million, benefiting the taxes paid line during the quarter

23

|| Income Statement

US$ Million	9M20	9M19	% var	3Q20	3Q19	% var
Net sales	571	752	-24%	209	245	-15%
- Cost of sales	343	462		122	149	
Gross profit	229	290	-21%	87	96	-9%
- Operating expenses	160	203		56	68	
Operating earnings (loss) before other expenses, net	69	87	-21%	32	27	15%
- Other expenses, net	130	12		126	4	
Operating earnings (loss)	-61	75	n/a	-94	23	n/a
- Financial expenses	39	40		12	13	
- Other income (expenses), net	18	23		-3	17	
Net income (loss) before income taxes	-118	13		-103	-6	
- Income tax	11	5		7	-3	
Consolidated net income (loss)	-130	8		-110	-4	
- Non-controlling interest net income	-1	0		-1	0	
Controlling Interest Net Income (loss)	**-129**	**8**	**n/a**	**-109**	**-4**	**n/a**

Net loss of US$109 million during the quarter mainly due to a negative impact in Other expenses net, despite higher Operating earnings before other expenses

The Other expenses, net, line reflects the impairment of goodwill and idle assets for a total of US$121 million

24

|| **Consolidated** debt as of September 30, 2020



US$ Million
12
93
447
114
2020
2021
2022
2023
2024

Borrower	Lender	Currency	Cost	US$ M	Maturity
CEMEX Colombia S.A. 1	Local Banks	COP	8.12% 4	12	2020
Cementos Bayano S.A. 1	Lomez International B.V 3	USD	6ML + 360 bps	93	Dec-2022
CCL 2	Lomez International B.V 3	USD	Fixed 5.65%	235	Feb-2023
CEMEX Latam Holdings S.A.	Lomez International B.V 3	USD	Fixed 5.65%	212	Feb-2023
CEMEX Colombia S.A. 1	CEMEX España S.A. 3	USD	6ML + 277 bps	114	Dec-2024
Other debt (Leases)				22	
Average Cost / Total		**USD**	**4.97% 5**	**688**	

(1) Subsidiary company of CEMEX Latam Holdings S.A.
(2) Refers to "Corporación Cementera Latinoamericana". Subsidiary company of CEMEX Latam Holdings S.A.
(3) Subsidiary company of CEMEX, S.A.B. de C.V.
(4) Weighted Average Cost
(5) Weighted Average Cost of U.S. dollar denominated debt

US$688 M total debt, US$30 M cash
US$659 M net debt
3.7x Net Debt / LTM EBITDA

Reduced net debt by US$48 million and leverage ratio by 0.4x, from June to September

During the quarter we paid US$30 M of the US$40 M of short-term bank financings obtained as a precautionary measure during April and May; paid the remaining US$10 M in October

25

|| 2020 Guidance Total CAPEX US$25 M Maintenance US$20 M Strategic US$5 M Cash Taxes US$30 M 26|| 2020 Guidance Total CAPEX US$25 M Maintenance US$20 M Strategic US$5 M Cash Taxes US$30 M 26

||Forward looking information This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential” “target,” “strategy, and “intend” or other similar words. These forward-looking statements reflect CEMEX Latam Holdings, S.A.’s ( CLH ) current expectations and projection s about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events, as well as CLH´s current plants based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CLH’s exposure to other sectors that impact CLH’s business, such as, but not limited to, the energy sector; competition in the markets in which we offer our products and services;; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which CLH operates or that affects its operations and any significant economic, health, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CLH’s ability to satisfy its debt obligations and CEMEX, S.A.B. de C.V.’s (“CEMEX”) ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on CLH’s and CEMEX’s cost of capital; lost of reputation of our brands; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CLH’s cost-reduction initiatives and implement CLH’s pricing initiatives for CLH’s products; the increasing reliance on information technology infrastructure for CLH’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber- attacks; weather conditions; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; weather conditions; trade barriers; including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CLH’s business. The information contained in these presentations is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH’s prices for CLH’s 27 products.||Forward looking information This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential” “target,” “strategy, and “intend” or other similar words. These forward-looking statements reflect CEMEX Latam Holdings, S.A.’s ( CLH ) current expectations and projection s about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events, as well as CLH´s current plants based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CLH’s exposure to other sectors that impact CLH’s business, such as, but not limited to, the energy sector; competition in the markets in which we offer our products and services;; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which CLH operates or that affects its operations and any significant economic, health, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CLH’s ability to satisfy its debt obligations and CEMEX, S.A.B. de C.V.’s (“CEMEX”) ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on CLH’s and CEMEX’s cost of capital; lost of reputation of our brands; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CLH’s cost-reduction initiatives and implement CLH’s pricing initiatives for CLH’s products; the increasing reliance on information technology infrastructure for CLH’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber- attacks; weather conditions; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; weather conditions; trade barriers; including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CLH’s business. The information contained in these presentations is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH’s prices for CLH’s 27 products.

RESULTS 3Q20 O c t o b e r 2 8 , 2 0 2 0RESULTS 3Q20 O c t o b e r 2 8 , 2 0 2 0

||Contact Information Investor Relations Stock Information Pablo Gutiérrez, CFA Colombian Stock Exchange Phone: +57(1) 603-9051 Ticker: CLH E-mail: pabloantonio.gutierrez@cemex.com Juan Camilo Álvarez Phone: +57(1) 603-9909 E-mail: juancamilo.alvarez@cemex.com 29||Contact Information Investor Relations Stock Information Pablo Gutiérrez, CFA Colombian Stock Exchange Phone: +57(1) 603-9051 Ticker: CLH E-mail: pabloantonio.gutierrez@cemex.com Juan Camilo Álvarez Phone: +57(1) 603-9909 E-mail: juancamilo.alvarez@cemex.com 29